HEADFARM, LLC
STATEMENT OF CASH FLOW
For the Period February 22, 2023 (Inception) to December 31, 2023

Cash flows from operating activities:

Net loss	$	(20,597)
Changes in operating assets and liabilities:		
Accounts payable		100
Accrued interest payable		533
Net cash used in operating activities		(19,964)
Cash flows from investing activities:		
		-
Net cash used in investing activities		-
Cash flows from financing activities:		
Proceeds from note payable		20,000
Net cash used in financing activities		20,000
Net cash increase for period		36
Cash at the beginning of the period		-
Cash at the end of the year	$	36
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$	-
Cash paid for interest	$	-